ANNUAL REPORT

2001

TELVUE

Corp

A YEAR IN REVIEW

BOARD OF DIRECTORS

H.F. (Gerry) Lenfest
Chairman of the Board
Member of The Lenfest Group, LLC

Frank J. Carcione
President and
Chief Executive Officer

Joseph M. Murphy
Executive Vice President of Sales and
Operations and Division President of Source
Communications Group

H. Chase Lenfest
Executive Vice President,
The Lenfest Group, LLC

Joy Tartar
Chief Financial Officer
The Lenfest Group, LLC

TelVue Corporation
16000 Horizon Way, Suite 500
Mt. Laurel, NJ 08054
(856) 273-8888
FAX: (856) 866-7411

OFFICERS

Frank J. Carcione
President and CEO

Joseph M. Murphy
Executive Vice President of Sales and Operations
and Division President of Source Communications Group

Irene A. DeZwaan
Secretary and Treasurer

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

TelVue Corporation's ("TelVue") Common Stock is traded in the Over-the-Counter Market. Over-the-Counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions. The range of high and low bid prices for TelVue's common stock for the two most recent fiscal years, as reported by The Nasdaq Stock Market, Inc., is as follows:

Quarter 2001	High	Low
First	$.18	$.07
Second	$.14	$.06
Third	$.06	$.04
Fourth	$.05	$.045

Quarter 2000	High	Low
First	$.79	$.06
Second	$.60	$.15
Third	$.38	$.14
Fourth	$.1875	$.04

As of March 1, 2002, there were 332 holders of record of the Common Stock of TelVue.

TelVue has paid no cash dividends since its incorporation. TelVue intends to retain any future earnings for use in its business and has no present intention to pay cash dividends on its Common Stock in the foreseeable future. Holders of the Common Stock are entitled to share ratably in dividends when and as declared by the Board of Directors out of funds legally available therefore.

BRIEF DESCRIPTION OF BUSINESS

TelVue Corporation ("TelVue") operates two business segments. One segment is a marketing and service company that sells automatic number identification ("ANI") telecommunications services to the cable television industry for the automated ordering of pay-per-view features and events (the "ANI Service"). The other business segment operates under the name, Source Communications Group, and functions as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States.

The ANI Service permits cable television companies to process special ordering services without the attendant high-manpower requirements or extensive physical plant and facilities that are otherwise required. ANI systems provide an electronic means of recording a subscriber's telephone number together with information as to what program or service was ordered and by whom, permitting cable television companies to then unscramble appropriate signals for viewing by the ordering subscriber, all without any interactive cable system and without any form of operator intervention. At the time of dialing the order, the recognition of the subscriber's telephone number is automatically recorded by TelVue's ANI unit, presenting the subscriber with both a confirmation and acknowledgment of receipt of his order. In turn, the automatically recorded information regarding placement of an order is utilized by cable television companies for purposes of billing for such specialized services.

The ANI Service segment is principally a service oriented business, and does not engage in the manufacture of equipment required to provide its services. The equipment used is owned and installed by TelVue and is located at TelVue's home office in Mt. Laurel, New Jersey. The equipment provides enhanced service features, such as, "Custom Greeting" which identifies the cable operator by name, "Title Speak" which speaks the movie or event title, start-time and channel appearance on accepted orders, and "Call Redirect" which automatically redirects unaccepted order calls to the cable operator's customer service representative for assistance. TelVue believes that these enhanced service features are necessary for it to remain competitive within the pay-per-view ANI industry. The equipment also speaks promotional messages for products and services at the time a cable subscriber is placing an order for a pay-per-view movie or event (the "PPV+ service"). During 2001, no additional equipment purchases were required to provide ANI Service and all necessary software modifications were purchased from Telco Solutions. TelVue serves cable television systems across the United States via trunk lines and data circuits that it currently leases from MCIWorldcom. TelVue believes it receives a favorable trunk usage rate from MCIWorldcom.

TelVue's business segment which operates under the name, Source Communications Group, was acquired on March 9, 2001 for $1.3 million pursuant to TelVue's acquisition of the assets of J.D. Kraengel and Associates, Inc. f/k/a Dacon Corporation d/b/a Source Communications Group ("Source"), a Delaware corporation located in Mullica Hill, NJ. The Source segment functions as a communications solution provider and network integrator serving clients mainly in the Mid-Atlantic States. Source represents a number of well-known equipment, software and communications service suppliers. Source molds these resources into a custom business solution for its clients and satisfies its customers' individual voice, video and data communications needs. The Source customer base is broad, representing such industries as healthcare, entertainment, financial, education, government and utilities. The acquisition was part of a strategy to allow TelVue to grow and diversify both its product lines and customer base beyond the cable TV industry. Under the terms of the asset purchase agreement, TelVue retained the employees and management of Source, and Source relocated its principal offices to TelVue's offices in Mt. Laurel, NJ. Jeffrey Kraengel, the former President of Source, joined TelVue as an Executive Vice President with the responsibility of integrating the Source operations into TelVue, expanding existing business with current customers and suppliers, identifying and creating new business opportunities, and training employees.

The Source segment sells computer related equipment, network systems, software, and data communications equipment. Source does not engage in the manufacture of the equipment it sells. In addition to the equipment sale, Source offers installation of equipment, service contracts, and service repair to equipment not under service contract. All payment terms for customers are net 30 days. The ANI Service technical staff is being trained for various products and technologies, and are being utilized to perform the service and installation. Prior to the acquisition, Source sold only hardware and subcontracted any labor needed for installation or service. In addition to the revenue streams noted above, beginning in the fourth quarter of 2001, Source began reselling bandwidth to customers for internet access, for which it charges a monthly access fee, and selling through agents, DSL, ISDN and point to point data circuits to customers for which it receives a one-time commission from the telephone carrier or agent.

LICENSES

TelVue has developed and has in service a system that allows subscribers to order pay-per-view movies and events from their provider using the Internet. On August 4, 1998, TelVue filed a patent application with the U.S. Patent and Trademark Office related to this system. The patent number 6,286,139 was issued on September 4, 2001.

TelVue has previously purchased Switched-access Audio Response Units ("SARUs") and one communication subsystem ("HP") from Atlas Telecom (formerly Syntellect). TelVue possesses a perpetual, no charge license for the pay-per-view application software residing on the SARUs it currently owns and for any future SARUs purchased. TelVue did not purchase any SARUs from Atlas Telecom during 2001. There is no affiliation between TelVue and Atlas Telecom other than a customer and supplier relationship.

TelVue pays Telco Solutions, Inc. a monthly licensing fee for an exclusive license within the United States for the use of pay-per-view application software, which resides on two (2) communication subsystems ("HPs") that TelVue owns. TelVue purchases Link On equipment ("LINK ONs") from Telco Solutions, Inc. The LINK ONs are used to expand call capacity to accommodate new customers. The LINK ONs work in conjunction with the SARUs. TelVue purchases LINK ONs in place of SARUs because the LINK ONs are more cost effective. TelVue pays Telco Solutions, Inc. a monthly licensing fee for an exclusive license within the United States for the use of pay-per-view application software residing on the LINK ONs. TelVue did not purchase any LINK ONs during 2001.

TelVue also uses equipment purchased from Science Dynamics Corporation ("Science"). Science holds United States Patent No. 4,797,913 (issued January 10, 1989), encompassing ANI ordering equipment and services employing the use of Feature Group D services (the "Science Patent"). TelVue holds a perpetual, no charge, nonexclusive license to use the Science Patent.

MARKETING OF SERVICES

Sales of TelVue's ANI Services to date have been made to operating cable television companies with a broad geographical distribution and to a satellite distribution company. Relations with all customers are good. TelVue's ANI Service is not seasonal in any material respect. Ordering problems common to all providers of pay-per-view services include the geographically dispersed points of sale, the high concentration of orders around the start time of a pay-per-view event and the need to make the ordering mechanism sufficiently easy to accommodate the impulsive purchasing patterns of ordering subscribers. TelVue believes its services resolve these pay-per-view ordering problems. As of December 31, 2001, there are four Multi System Operators ("MSOs") that individually comprise greater than 10% of TelVue's ANI Service revenue. These percentages may vary as contracts with additional cable companies are concluded and as cable operators continue to consolidate their systems with other cable operators.

The Source business is not seasonal in any material respect. Source commenced a marketing plan in the 4th quarter of 2001 that will attempt to create awareness and familiarity with Source and its products and services. This plan includes Direct Mail, Telemarketing and Internet-related marketing components. Source is scheduled to exhibit its service and installation product along with various suppliers' products at regional technical, education and business expositions in the Southeast Pennsylvania and New Jersey areas during 2002. Source plans to accommodate the anticipated growth in the higher margin installation and service business by utilizing the pre-existing TelVue technical staff. As of December 31, 2001, there was one Source customer that comprised greater than 10% of the Source segment revenue. This percentage may vary as the business grows and more customers are being served.

COMPETITION

TelVue uses telephone company grade, feature-laden equipment for its automated pay-per-view order processing service. TelVue has a reputation for offering customer friendly features and excellent customer service. In addition, TelVue offers 24-hour customer service and reliability with near zero down time, particularly under heavy load during major special events. Although there is competition from TelVue's primary competitor, TelVue is attracting significant numbers of new customers. TelVue's aggressive marketing strategies and reputation allowed it to increase its full-time customer base by 14% to approximately 20.4 million full-time addressable homes in 2001, which makes it the largest service provider of ANI pay-per-view ordering service to the cable industry. TelVue plans to continue its marketing approach during 2002 and believes that strategy will provide continued growth in the numbers of subscribers.

Source operates in an extremely competitive marketplace, whereby it needs to differentiate itself by providing added value to the products and services it sells. Source's competitors include hardware suppliers, software consulting groups who also sell hardware, mail order suppliers and telephone carriers engaged in selling hardware and installation. A number of the suppliers that Source represents provide unique and sophisticated solutions that require a degree of customer service that is not attainable otherwise. Source needs to continuously introduce new products and technology to its customer base in order to remain competitive.

EMPLOYEES

At December 31, 2001, TelVue had twenty-four full-time employees and one part-time employee. Seven of the employees spend 100% of their time working for the Source segment, the remaining seventeen employees are ANI Service employees whose time is allocated to the Source segment as work is performed. Additional personnel may be added as the Source business segment develops and as circumstances require.

BACKLOG

TelVue's ANI Service revenues are computed and assessed on the basis of a fixed charge for every order placed with a subscribing customer for specialized cable programming services or for other services transmitted through its equipment. As a result, no form of backlog exists, other than that which is represented by accumulated service charge income, which has yet to be paid to TelVue.

The Source division experiences a small amount of backlog for orders placed by customers when the goods have not yet been shipped and invoiced. As of December 31, 2001, there existed $21,768 of backlog.

RESEARCH AND DEVELOPMENT

TelVue is principally a sales and marketing company. Therefore, TelVue does not anticipate that it will perform any significant or material research and development in the future.

PROPERTIES

TelVue leases approximately 8,700 square feet of office space in the Mt. Laurel, New Jersey, Horizon Way Corporate Center. The lease expires May 31, 2004. The office space is used to house the equipment used to provide the ANI Service as well as TelVue's ANI Service and Source segment's present executive, sales, secretarial and technical support personnel.

LEGAL PROCEEDINGS

TelVue has received notice from a cable operating company customer asserting its right to be indemnified against claims of patent infringement made to the cable operator by a third party. The third party has alleged to the cable operator that portions of the cable operator's pay-per-view operations infringe one or more patents held by that party. No notice of alleged infringement has been received by TelVue from the third party. TelVue has retained independent patent counsel to review the terms and the alleged infringement. TelVue is unable at this time to determine the amount or extent of liability, if any, to the cable operator.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

TelVue had net income of $730,600 and $720,142 for the years ended December 31, 2001 and 2000, respectively. ANI Service revenue increased $262,607 for the year ended December 31, 2001, as a result of an increase in feature revenue of $444,959 primarily related to the feature "Digital Title Speak". Partially offsetting the feature revenue increase was a decrease in pay-per-view buy revenue of $252,076, due to a reduction in the average monthly buy rate from 8.8% to 7.3% for the years ended December 31, 2000 and 2001, respectively. TelVue believes that the decrease in the buy rates is attributable to a somewhat weak movie product, a lack of major special events such as boxing, an erosion in wrestling popularity, and the movement of cable operators to impulse ordering on digital cable systems (see below). In addition, TelVue believes there exists a loss of focus by cable operators on the pay-per-view product line, primarily because of the amount of time cable operators are spending on promoting new product lines such as digital service and high speed internet access. The ANI Service cost of revenues increased $60,750 for the year ended December 31, 2001 over the year ended December 31, 2000. This is primarily due to an increase in speech recording expense of $14,800 as a result of recording Spanish speech for movie titles for which TelVue bills the cable customer, an increase in rent expense of $20,765 as a result of changing the method of allocating rent to the various departments from 2000, and an increase in payroll of $16,867 as a result of salary increases.

The Source segment had hardware sales and service revenue of $1,421,576 for the year ended December 31, 2001. The hardware sales and service costs were $1,117,359 representing a gross profit percentage of 21%. Source was acquired on March 9, 2001, therefore the revenue and expenses for 2001 reflect the period from March 9, 2001 through December 31, 2001. Generally, Source executes two types of hardware sales; one is a commodity sale, which is basic, off the shelf pc-type purchases with a lower markup, and the second is a networking-type sale which involves planning and configuration of the system to be implemented and therefore the markup is greater. The gross profit at December 31, 2001 represents a blend of the two types of sales with the larger number of sales being commodity. Included in the hardware sales and service revenue is $36,581 of revenue related to service and installation of the hardware sold to customers. The ANI Service technical staff was used to perform the service and installation and the cost of their direct payroll has been included in the hardware sales and service costs.

Selling and marketing expenses increased $198,435 for the year ended December 31, 2001. This increase is primarily a result of selling and marketing expenses related to the Source segment, including $174,738 for payroll, taxes and benefits and $30,003 for commission expense for the year ended December 31, 2001. General and administrative expenses increased $266,433 for the year ended December 31, 2001, due partially to payroll, taxes and benefits of $129,129 related to the Source segment. The ANI segment was also responsible for the general and administrative expense increase, with an increase in payroll expense of $53,723 as a result of additional personnel and salary increases, an increase in commission expense of $23,704 as a result of cable subscriber additions, and an increase in legal expense of $19,369 and accounting expense of $15,476 related to the Source acquisition.

During the year ended December 31, 2001, TelVue purchased $166,370 of equipment compared to $35,164 purchased in the year ended December 31, 2001. Included is the purchase of a van in the amount of $21,402, of which $13,000 is being financed through Ford Motor Credit Corp. The van is used for service and installation jobs. In addition to the above purchases, $50,000 of equipment was acquired with the purchase of Source. Depreciation and amortization expense decreased $1,899 for the year ended December 31, 2001. Depreciation and amortization accounted for 19% of total operating expenses for the year ended December 31, 2001, compared to 25% for the year ended December 31, 2000.

TelVue recorded income tax expense of $499,414 and $400,336 for the years ended December 31, 2001 and 2000, respectively. Included in the income tax expense were deferred income taxes of $446,414 and current income tax expense of $53,000. The current income tax expense has been accrued for the State of New Jersey because the state net operating losses have been used and/or have expired. TelVue's federal net operating loss carryforward was approximately $920,000 on a tax-reporting basis as of December 31, 2001 (see Note 10 to TelVue's financial statements).

As of December 31, 2001, TelVue was serving approximately 20.4 million full-time cable subscribers and 1.6 million part-time cable subscribers, compared to approximately 17.9 million full-time cable subscribers and .5 million part-time cable subscribers served as of December 31, 2000. The part-time subscribers did not significantly contribute to the revenue or service expenses for the year ended December 31, 2001.

Total liabilities increased $355,194 and total assets increased $667,050 for the year ended December 31, 2001. The increase in total liabilities was primarily a result of an increase in notes payable to Dacon Corporation of $300,000,which is related to the purchase of Source (see below and Note 2 to TelVue's financial statements), and an increase in accrued dividends of $422,244. These increases were partially offset by a decrease in accrued interest- majority stockholder of $313,196 as a result of payments made in 2001. The increase in assets is primarily attributable to an increase in intangible assets of $1,178,736 mainly as a result of goodwill associated with the Source purchase. TelVue's days for sales in average accounts receivable was 55 days at December 31, 2001, compared to 57 days at December 31, 2000. TelVue does not offer incentives or discounts to its customers, nor has it changed its credit terms with its customers.

TelVue had positive cash flow from operating activities of $887,653 for the year ended December 31, 2001, compared to $1,199,759 for the year ended December 31, 2000. Ignoring changes in operating assets and liabilities that result from timing issues, and considering only adjustments to reconcile net income to net cash provided by operating activities, TelVue would have positive cash flow from operating activities of $1,560,524 for the year ended December 31, 2001, compared to positive cash flow from operating activities of $1,505,887 for the year ended December 31, 2000. The increase in cash flow is a result of the increase in service revenue (see above).

Since November 2, 1989, TelVue has funded its expansion and operating deficit from the proceeds from the sale of shares of TelVue's Common Stock and Preferred Stock to Mr. H.F. Lenfest, TelVue's majority stockholder ("Mr. Lenfest") and from borrowings from Mr. Lenfest. From November 1989 to February 1996, TelVue borrowed an aggregate of $6,128,712 from Mr. Lenfest. In addition to these borrowings, during January 1995, Mr. Lenfest purchased from Science Dynamics Corporation TelVue's non-interest bearing note in the amount of $541,000. On March 5, 2001, TelVue borrowed $650,000 from Mr. Lenfest to fund a portion of the Source acquisition, at an interest rate of prime plus one percent (1%) compounded and due on or before January 1, 2004 (see below). During the year ended December 31, 2001, TelVue made total payments to Mr. Lenfest of $1,150,000 of which, $650,000 was applied to the borrowings for the Source purchase and the remainder applied to accrued and current month interest on various loans. The aggregate outstanding loan balance due to Mr. Lenfest as of December 31, 2001, is $541,000 in loan principal for the non-interest bearing Science note and $1,793,892 in accrued interest that bears interest at the floating prime interest rate plus 1%(see Note 5 to TelVue's financial statements).

TelVue remains dependent upon the deferral of a lump sum repayment of principal and interest due to Mr. Lenfest to fund operations and capital expenditures from operating cash flow. Effective as of March 31, 2002, TelVue obtained from Mr. Lenfest a written agreement stating he will not demand repayment of his loans or the cash payment of accrued interest on the loans through January 1, 2004. On January 1, 1999, TelVue began to pay current monthly interest payments to Mr. Lenfest from its monthly loan payment and applied the balance from the monthly payment to either principal or accrued interest. TelVue has decided to voluntarily make, and Mr. Lenfest has agreed to accept, monthly payments of at least $25,000 per month through December 31, 2002. TelVue may make monthly payments in excess of $25,000 when, in the opinion of management, TelVue has excess cash that is not needed to fund operations. The monthly payment amount may vary depending on the availability of cash. TelVue intends to continue to invest cash in the Source segment during 2002 in an effort to grow the business.

On March 9, 2001, TelVue acquired substantially all of the assets of J.D. Kraengel and Associates, Inc. f/k/a Dacon Corporation d/b/a Source Communications Group ("Source") for $1.3 million (see Description of Business and Note 2 to TelVue's financial statements). The assets, which consisted primarily of material contracts with equipment, software and communication service providers, were purchased for $1,000,000 in cash and $300,000 pursuant to a promissory note (the "Source Note"). The Source Note has a term of three years. Interest only is payable monthly during year one at the rate of 8% per annum. Beginning in year two, both principal and interest are payable monthly at the rate of 5.06% per annum. During the year ended December 31, 2001, TelVue paid

$18,000 in interest on the Source Note. The acquisition of Source is part of TelVue's long term business strategy to expand and diversify its operations. TelVue is cross-training its technical personnel to work within the Source business and has also hired sales representatives to promote the Source products.

TelVue's ability to fund its operating expenses primarily depends on three factors: (i) retaining its current subscriber base level (ii) the cable industry's buy rates, and (iii) the continued deferral by Mr. Lenfest of a lump sum cash repayment of his loans to TelVue. Management believes that its present marketing strategies will further increase the customer base, although there can be no assurances that TelVue will be able to attract any further customers or that it will retain its current customers. In addition, revenues are affected by the buy rates of subscribers connected to the Service. TelVue has no control over the buy rates and therefore cannot assure that buys rates will increase or will remain at their current level. As noted above, TelVue experienced a decrease in the average monthly buy rate from 8.8% for the year ended December 31, 2000 to 7.3% for the year ended December 31, 2001.

The decrease in buy rates noted above is partially a result of the movement of cable operators to impulse ordering on digital cable systems. Some cable operators have begun deploying digital services to their customers. These digital services will allow cable operators to offer additional channels and to offer additional pay-per-view channels. Where the cable operators have activated two-way cable plant (i.e. the operator is able to send a signal to and receive a signal from its customer), the digital service can also allow the cable operator to process ordering of pay-per-view movies and events directly from its customers, without using TelVue's service. *The long-term effect of the deployment of digital two-way service on TelVue is not clear.* The deployment of digital cable and the activation of two-way service require a significant capital commitment from the cable operator. In addition, TelVue has found that some cable operators with digital service have chosen to use TelVue's single number ordering technology for pay-per-view ordering. TelVue believes that TelVue's patent for Internet pay-per-view technology for pay-per-view order processing may be used by cable operators as an additional method for the operator's customers to order pay-per-view movies and events. TelVue intends to monitor developments in the rollout of digital services by its cable operator customers and to attempt to position TelVue to continue to be the cable operator's provider of choice for processing pay-per-view orders. However, there can be no assurances that TelVue will be successful in this effort.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements of any nature at any time with TelVue's auditors with regard to any aspect of TelVue's statements, its financial disclosure or its accounting practices.

PRESSMAN CIOCCA SMITH
THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
TelVue Corporation

We have audited the accompanying balance sheets of TelVue Corporation (a Delaware corporation) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TelVue Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Pressman Ciocca Smith LLP

Huntingdon Valley, Pennsylvania
March 18, 2002

Pressman Ciocca Smith LLP Certified Public Accountants and Management Consultants
1800 Byberry Road Suite 1100 Huntingdon Valley, PA 19006-3523 Tel. 215.947.2100 Fax. 215.947.7448 www.pcscpa.com

Balance Sheets
December 31, 2001 and 2000

ASSETS	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 544,455	$ 709,740
Accounts receivable – trade	1,015,417	781,597
Inventory	26,887	-
Deferred tax asset	290,000	300,000
Other current assets	54,574	16,974
TOTAL CURRENT ASSETS	1,931,333	1,808,311
PROPERTY AND EQUIPMENT	5,290,812	5,074,442
Less accumulated depreciation	4,823,727	4,509,063
	467,085	565,379
OTHER ASSETS		
Deferred tax asset	699,906	1,136,320
Goodwill, net of accumulated amortization of $66,763	1,170,819	-
Covenant not to compete, net of accumulated amortization of $2,083	7,917	-
Other assets	9,300	109,300
	1,887,942	1,245,620
	$ 4,286,360	$ 3,619,310

See accompanying notes.

Balance Sheets (*continued*)
December 31, 2001 and 2000

LIABILITIES AND STOCKHOLDERS' DEFICIT	2001	2000
CURRENT LIABILITIES		
Notes payable – current	$ 113,242	$ -
Accrued interest payable – current	150,000	84,000
Accounts payable	205,936	254,680
Accrued expenses	233,316	304,357
Deferred service revenue	2,999	-
Income taxes payable	53,000	-
Accrued dividends payable	1,688,976	1,266,732
TOTAL CURRENT LIABILITIES	2,447,469	1,909,769
NOTE PAYABLE – MAJORITY STOCKHOLDER	541,000	541,000
ACCRUED INTEREST – MAJORITY STOCKHOLDER, net of current portion	1,643,892	2,023,088
NOTES PAYABLE, net of current portion	196,690	-
REDEEMABLE CONVERTIBLE PREFERRED STOCK, $1 par value, 6,900,000 shares authorized, 3,518,694 shares, issued and outstanding, (liquidation value $5,207,670)	3,518,694	3,518,694
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT		
Common stock, $.01 par value, 100,000,000 shares authorized, 24,771,583 and 24,721,583 shares issued and outstanding at December 31, 2001 and 2000, respectively	247,716	247,216
Additional paid-in capital	1,585,310	1,582,310
Accumulated deficit	(5,894,411)	(6,202,767)
	(4,061,385)	(4,373,241)
	$ 4,286,360	$ 3,619,310

See accompanying notes.

Statements of Operations
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
ANI services	$ 5,204,182	$ 4,941,575
Hardware sales and service	1,421,576	-
	6,625,758	4,941,575
COST OF REVENUES		
ANI services	2,060,347	1,999,597
Hardware sales and service	1,117,359	-
	3,177,706	1,999,597
GROSS PROFIT	3,448,052	2,941,978
OPERATING EXPENSES		
Selling and marketing	781,763	583,328
General and administrative	872,234	605,801
Depreciation and amortization	383,510	385,409
	2,037,507	1,574,538
OPERATING INCOME	1,410,545	1,367,440
OTHER INCOME (EXPENSE)		
Interest expense – related party	(186,804)	(269,815)
Interest expense – other	(20,440)	-
Interest income	26,713	22,853
	(180,531)	(246,962)
INCOME BEFORE INCOME TAXES	1,230,014	1,120,478
INCOME TAX EXPENSE	499,414	400,336
NET INCOME	730,600	720,142
DIVIDENDS ON REDEEMABLE CONVERTIBLE PREFERRED STOCK	(422,244)	(422,244)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 308,356	$ 297,898
EARNINGS PER COMMON SHARE:		
BASIC	$ .01	$ .01
DILUTED	$ .01	$ .01
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	24,746,651	24,561,502

See accompanying notes.

Statements of Stockholders' Deficit
Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
BALANCE, JANUARY 1, 2000	$ 241,995	$ 1,550,985	$ (6,500,665)	$ (4,707,685)
Accrued dividends on redeemable convertible preferred stock	-	-	(422,244)	(422,244)
Issuance of 522,083 shares of common stock	5,221	31,325	-	36,546
Net income	-	-	720,142	720,142
BALANCE, DECEMBER 31, 2000	247,216	1,582,310	(6,202,767)	(4,373,241)
Accrued dividends on redeemable convertible preferred stock	-	-	(422,244)	(422,244)
Issuance of 50,000 shares of common stock	500	3,000	-	3,500
Net income	-	-	730,600	730,600
BALANCE, DECEMBER 31, 2001	$ 247,716	$ 1,585,310	$ (5,894,411)	$ (4,061,385)

See accompanying notes.

Statements of Cash Flows
Years Ended December 31, 2001 and 2000

CASH FLOWS FROM OPERATING ACTIVITIES	2001	2000
Net income	$ 730,600	$ 720,142
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	383,510	385,409
Deferred tax expense	446,414	400,336
Changes in operating assets and liabilities:		
Accounts receivable - trade	(233,820)	(29,300)
Inventory	(24,469)	-
Other current assets	(37,600)	(401)
Other assets	-	4,575
Accounts payable	(48,744)	(100,663)
Accrued expenses	(71,041)	132,747
Deferred service revenue	2,999	-
Income taxes payable	53,000	-
Accrued interest - majority stockholder	(313,196)	(313,086)
NET CASH PROVIDED BY OPERATING ACTIVITIES	887,653	1,199,759
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(153,370)	(35,164)
Acquisition of assets of Source	(900,000)	(100,000)
NET CASH (USED IN) INVESTING ACTIVITIES	(1,053,370)	(135,164)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable – majority stockholder	650,000	-
Debt reduction:		
Notes payable - majority stockholder	(650,000)	(717,099)
Notes payable - other	(3,068)	-
Issuance of common stock	3,500	36,546
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	432	(680,553)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(165,285)	384,042
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	709,740	325,698
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 544,455	$ 709,740

See accompanying notes.

Notes to Financial Statements
December 31, 2001 and 2000

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of TelVue Corporation ("the Company") is presented to assist in understanding its financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity and Concentration of Credit Risk

The Company operates two business segments. One segment is a marketing and service division, which sells automatic number identification telecommunications services ("ANI services") to the cable television industry throughout the United States for the automated ordering of pay-per-view features and events. The Company grants credit to cable television operators throughout the nation. Consequently, the Company's ability to collect the amounts due from customers is affected by economic fluctuations in the cable television industry. The other business segment functions as a communications solution provider and network integrator ("Hardware sales and service"), serving clients mainly in the Mid-Atlantic States. Consequently, the Company's ability to collect amounts due from customers in this segment is affected by economic conditions in this area.

The Company maintains cash balances at a financial institution located in the Philadelphia area. Accounts at this institution are insured by the Bank Insurance Fund up to $100,000. The Company maintains cash balances in excess of the insured amount.

During 2001, three customers accounted for 47% of sales and 47% of receivables at December 31, 2001. During 2000, five customers accounted for 69% of sales and 73% of receivables at December 31, 2000.

Currently, the Company's primary source of financing is the majority stockholder. In the past, the Company has not sought to obtain significant funding from other third parties on terms that are acceptable to the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three (3) months or less to be cash equivalents.

Accounts Receivable - Trade

The Company evaluates its accounts receivable on a customer by customer basis and has determined that no allowance for doubtful accounts is necessary at December 31, 2001 and 2000. Historically, the Company has experienced virtually no bad debt.

Inventory

Inventory is stated at the lower cost or market. Cost is determined by the first-in, first-out method, and market represents the lower of replacement cost or estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives using the straight-line method. Property and equipment consists primarily of operating equipment. For income tax purposes, recovery of capital costs for property and equipment is made using accelerated methods over statutory recovery periods.

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets acquired in connection with the purchase of Source (see Note 2) have been valued on the basis of the allocation of the purchase price on a fair market value basis to net assets acquired based on mutual agreement between the Company and the seller through arms-length negotiations. Goodwill is amortized on the straight-line method over 15 years. The other intangible asset is a covenant not to compete, which is being amortized on the straight-line method over 4 years.

Effective January 1, 2002, the Company will be required to adopt Statement of Financial Accounting Standards ("SFAS") No. 142 *"Goodwill and Other Intangible Assets"*, which requires goodwill and other intangible assets with indefinite useful lives to no longer be amortized but to be tested for impairment at least annually. Intangible assets that have finite lives will continue to be amortized over their estimated useful lives. (See "Recent Accounting Pronouncements").

Valuation of Long-Lived Assets

In accordance with SFAS No. 121 *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"*, the Company assesses, on an on-going basis, the recoverability of long-lived assets based on estimates of future undiscounted cash flows for the applicable business acquired compared to net book value. Long-lived assets include property and equipment, goodwill and other intangible assets. If the future undiscounted cash flow estimate is less than net book value, net book value is then reduced to the fair value of the assets. The Company also evaluates the depreciation and amortization periods of assets, to determine whether events or circumstances warrant revised estimates of useful lives. As of December 31, 2001, management believes that no revisions to the remaining useful lives or writedowns of long-lived assets are required. SFAS 121 has been superceded by SFAS No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. (See "Recent Accounting Pronouncements").

Revenue Recognition

The Company recognizes ANI service revenues in the month service is provided, net of an estimate for programs not billable by the cable television operator. Revenues from hardware sales are recognized when a firm sales agreement is in place, delivery has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Sale of hardware related service are recorded when performed in accordance with contracts.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Differences between financial reporting and tax bases arise most frequently from differences in timing of income and expense recognition. Deferred income tax expense is measured by the change in the net deferred income tax asset or liability during the year.

Stock – Based Compensation

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, as permitted by SFAS No. 123, *"Accounting for Stock-Based Compensation."* Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation expense for restricted stock awards is recorded annually based on the quoted market price of the Company's stock at the date of the grant and the vesting period.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense is included in selling and marketing expense in the accompanying statements of operations.

Earnings Per Common Share

Basic earnings per common share is computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of shares of outstanding. Diluted earnings per common share is computed by dividing net income, after deduction of preferred stock dividends, when applicable, by the weighted average number of shares outstanding adjusted to include incremental common shares that would have been outstanding if potentially dilutive common shares had been issued. Incremental shares of 30,578,909 and 31,137,944 in 2001 and 2000, respectively, were used in the calculation of diluted earnings per common share.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142 *"Goodwill and Other Intangible Assets"*, which requires goodwill and other intangible assets with indefinite useful lives to no longer be amortized but to be tested for impairment at least annually. Intangible assets that have finite lives will continue to be amortized over their estimated useful lives. SFAS No. 142 is effective for years beginning after December 15, 2001. The Company has adopted the provisions of SFAS No. 142 as of January 1, 2002, and expects a reduction in amortization expense of approximately $82,500 in 2002, with respect to assets held at the end of 2001.

In October 2001, the FASB issued SFAS No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, which establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS 144 supercedes SFAS No. 121 (See "Valuation of Long-Lived Assets"). The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001. The Company has adopted SFAS 144 effective January 1, 2002 and does not expect that the adoption will have a material impact on its results of operations and financial position.

NOTE 2 – NEW BUSINESS AND ACQUISITION

On March 9, 2001, the Company acquired substantially all of the assets of J.D. Kraengel and Associates, Inc. f/k/a Dacon Corporation d/b/a Source Communications Group ("Source"), a Delaware corporation located in Mullica Hill, New Jersey, for $1.3 million under the terms of an Asset Purchase Agreement which was signed on February 14, 2001. The assets, which consisted primarily of material contracts with equipment, software and communication service providers, were purchased for $1,000,000 in cash and $300,000 pursuant to a promissory note. The Company funded a portion of the acquisition by borrowing $650,000 from its majority shareholder, on March 5, 2001, at an interest rate of prime plus one percent (1%) compounded monthly and due on January 1, 2004. Jeffrey Kraengel, former president of Source, joined the Company as Executive Vice President with the responsibility of integrating Source's operations into the Company, expanding existing business with current customers and suppliers, identifying and creating new business opportunities, supervising research and development and training employees.

The accompanying financial statements include the operations of Source since the date of acquisition.

The following unaudited pro forma information for the year ended December 31, 2001, is presented as if the acquisition of Source occurred on January 1, 2000. This information is based on historical results of operations, adjusted for acquisition costs, and, in the opinion of management, is not necessarily indicative of what the results would have been had the Company operated Source since January 1, 2000.

	2001	2000
Revenues	**$ 6,933,735**	$ 6,875,739
Net income	**$ 734,449**	$ 738,943
Diluted EPS	**$ .01**	$ .01

NOTE 3 – SUPPLEMENTARY DISCLOSURES TO STATEMENTS OF CASH FLOWS

Supplemental Schedules Relating to Acquisition

	2001	2000
Inventory	**$ 2,418**	$ -
Property and equipment	**50,000**	-
Goodwill	**1,237,582**	-
Covenant not to compete	**10,000**	-
Deposit	**(100,000)**	100,000
Promissory note issued	**(300,000)**	-
CASH PAID FOR ACQUISITION	**$ 900,000**	$ 100,000
Income taxes	**$ -**	$ -
Interest – related party	**$ 500,000**	$ 666,901
Interest – other	**20,440**	-
	$ 520,440	$ 666,901

NOTE 3 – SUPPLEMENTARY DISCLOSURES TO STATEMENTS OF CASH FLOWS *(CONTINUED)*

Noncash Investing and Financing Transactions

The Company accrued dividends on its redeemable convertible preferred stock of $422,244 in 2001 and 2000. In connection with the acquisition of Source assets in 2001, the Company issued a promissory note in the amount of $300,000 to the Seller. In 2001, the Company financed $13,000 of the purchase of a vehicle.

NOTE 4 – PROPERTY AND EQUIPMENT

A schedule of property and equipment at December 31, 2001 and 2000, is as follows:

	2001	2000	Estimated Useful Lives in Years
Operating equipment	**$ 4,935,354**	$ 4,810,266	3-5
Office furniture and equipment	**287,967**	224,492	3-5
Leasehold improvements	**46,089**	39,684	5
Vehicle	**21,402**	-	5
	$ 5,290,812	$ 5,074,442	

NOTE 5 – NOTE PAYABLE – MAJORITY STOCKHOLDER

In January 1995, the Company's majority stockholder acquired from Science Dynamics Corporation ("SDC") a subordinated note in the amount of $541,000. The note is noninterest bearing and repayment is restricted to cash not needed for operations as determined by the Company.

In March 2001, the Company's majority stockholder provided a $650,000 loan to the Company for the acquisition of Source. Amounts outstanding bear interest at prime plus one percent (1%) compounded monthly and are due on January 1, 2004. The loan was repaid in October 2001.

Accrued interest on lines of credit that have been paid in full accrue interest at the rate of the underlying line of credit. The interest rate at December 31, 2001 was prime plus one percent (1%), or 5.75%. At December 31, 2000, the interest rates range from prime plus one percent (1%), or 10.5%, to 12% fixed rate.

The Company has obtained from the majority stockholder an extension of a prior agreement whereby the majority stockholder has agreed not to demand repayment of principal or interest during 2002. However, the Company has decided to voluntarily make, and the majority stockholder has agreed to accept, monthly payments of $25,000 for current and accrued interest. The Company, at its discretion, may make additional principal payments when the Company has excess cash not needed to fund operations. The Company has, therefore, classified $150,000 of the accrued interest as a short term liability and has classified the note payable and the balance of the accrued interest as long-term liabilities.

NOTE 6 – NOTES PAYABLE

Notes payable consisted of the following at December 31, 2001 and 2000:

	2001	2000
Note payable – individual (a)	$ 300,000	$ -
Note payable (b)	9,932	-
	309,932	-
Current portion	113,242	-
Long-term portion	$ 196,690	$ -

(a) In connection with the acquisition of Source assets in 2001, the Company issued a promissory note in the amount of $300,000 to the seller. During the first twelve (12) months that commenced on April 1, 2001, interest only, at eight percent (8%), has been payable in monthly installments. Beginning April 1, 2002, the note is payable in monthly installments of $13,169, including interest at 5.06%. The note is scheduled to mature on February 1, 2004.

(b) Term loan payable in monthly installments of $390, including interest at 5.05%. The loan is scheduled to mature on March 16, 2004. The loan is secured by a vehicle.

Maturities of notes payable are as follows:

Year Ending December 31,	
2002	$ 113,242
2003	156,353
2004	40,337
	$ 309,932

NOTE 7 – LEASES

The Company leases office facilities and trunk lines and data circuits. Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2001:

Year Ending December 31,	
2002	$ 124,082
2003	124,082
2004	51,701
	$ 299,865

Rental expense under the operating lease for office facilities amounted to $124,082 for each of the years ended December 31, 2001 and 2000.

It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the amount shown for 2002.

NOTE 8 – CAPITAL STOCK

Common Stock Voting Rights and Concentration of Control

Shares of common stock, which have had the same beneficial owner for a continuous period in excess of 2 years prior to the record date of any meeting of stockholders, will be entitled to 10 votes per share in any matters submitted for vote at a meeting of stockholders. All other stockholders have one vote per share unless this limitation is waived by the Board of Directors.

In November 1989, the Company issued 12,896,968 shares of common stock for $1,250,000 to an individual who effectively acquired control of the Company. In January 1995, this individual acquired an additional 1,660,485 shares of common stock of the Company from SDC.

Redeemable Convertible Preferred Stock

In April 1990, the Company issued 1,250,000 shares of Class A Redeemable Convertible Preferred Stock ("Preferred Stock") for $1,250,000. The Preferred Stock has a par value of $1 per share and pays a cumulative $.06 semiannual dividend. The dividend is payable in cash or additional shares of Preferred Stock at $1 per share, at the option of the Company. Each share of Preferred Stock is convertible into 6.667 shares of common stock at any time, at the option of the holder. The Preferred Stock has a preference of $1 per share plus unpaid dividends in the event of liquidation. The Company may redeem the Preferred Stock at any time for $2 per share. The stockholder of the Preferred Stock is the majority stockholder. The majority stockholder can designate all of the Company's directors and, therefore, could influence the Company's willingness to cause a redemption of the Preferred Stock. As a result, the Preferred Stock has been classified outside of the stockholders' deficit section of the accompanying balance sheets.

Common Stock Warrants

In connection with a prior line of credit, the Company agreed to issue warrants to the majority stockholder to purchase 29,915,160 shares of the Company's common stock for $.01 per share, the fair market value of the common stock on the grant date. The warrants provide for adjustments of the exercise price and the number of shares issuable thereunder in the event that the Company issues additional shares of common stock and other events as defined in the warrant agreement. The warrant holder is entitled, at the Company's expense, to certain registration rights under the Securities Act of 1933 in connection with any shares of the Company's common stock issued pursuant to the exercise of the warrants.

NOTE 9 – STOCK COMPENSATION PLANS

Director Compensation Plan

In December 1997, the Company adopted a director compensation plan. Under this plan, each non-employee director, other than the majority stockholder is compensated $500 for each meeting attended by receiving shares of common stock issued at the higher of the per share fair market value of the common stock as of the board of directors meeting date or $.05 per share.

Stock Option Plan

In May 1999, the Company established the TelVue Corporation 1999 Stock Option Plan (the "Plan"). Under the Plan, the Company may grant options to acquire up to 10 million shares of common stock. Options granted under the Plan are intended to be incentive stock options ("ISO"). The exercise price of each ISO will not be less than the market price of the Company's stock on the date of the grant. The exercise price for an option, which is not an ISO, will not be less than 50% of the market price of the

Company's stock on the date of the grant. The options expire ten years after the date of the grant or at the expiration of the plan, which is June 28, 2009. Options vest ratably over three years, beginning one year after the date of grant. Employees hired prior to January 1, 1995, are entitled to immediate vesting of 25% of their options. A summary of option activity follows:

	Options Outstanding	
	Options	**Weighted Average Exercise Price**
Balance, January 1, 2000	**1,625,000**	$ .07
Granted and assumed	**30,000**	.35
Exercised	**(522,083)**	.07
Forfeited	**(22,500)**	.07
Balance, December 31, 2000	**1,110,417**	.078
Granted and assumed	**240,000**	.045
Exercised	**(50,000)**	.07
Forfeited	**(50,000)**	.07
Balance, December 31, 2001	**1,250,417**	$ .072

There was no significant difference between the amount of compensation recognized and the amount that would have been reorganized had compensation expense been determined under the provisions of SFAS No. 123.

The following table summarizes the status of stock options outstanding and exercisable at December 31, 2001:

	Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
	$.045	240,000	7.5	120,000
	$.07	980,417	7.5	543,749
	$.35	30,000	7.5	20,000
Total		1,250,417		683,749
Weighted Average Exercise Price		$ .072		$ .074

NOTE 10 – CORPORATE INCOME TAXES

The provisions for income tax expense consist of the following components:

Current	2001	2000
Federal	$ -	$ -
State	53,000	-
	53,000	-
Deferred		
Federal	418,241	371,536
State	56,463	105,145
	474,704	476,681
Valuation allowance (decrease)	(28,290)	(76,345)
	446,414	400,336
	$ 499,414	$ 400,336

The categories of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	Federal		State	
	2001	2000	2001	2000
Deferred Tax Assets:				
Accrued interest - stockholder	$ 552,743	$ 649,246	$ 168,177	$ 197,540
Net operating loss carryforward	301,999	627,647	-	28,290
Gross Deferred Tax Asset	854,742	1,276,893	168,177	225,830
Deferred Tax Liabilities:				
Property and equipment, principally due to differences in depreciation	(25,312)	(29,221)	(7,701)	(8,891)
Net deferred tax asset before valuation allowance	829,430	1,247,672	160,476	216,939
Valuation allowance	-	-	-	(28,290)
Net Deferred Tax Asset	$ 829,430	$ 1,247,672	$ 160,476	$ 188,649

The Company has a net operating loss carryforward for Federal income tax purposes of approximately $920,000 on a tax-reporting basis. The carryforward will expire as follows, if not utilized:

Year Ending December 31,	
2009	$ 380,000
2010	540,000
	$ 920,000

Differences between the effective income tax rate and the statutory federal income tax rate were primarily the result of the change in the valuation allowance.

NOTE 11 – PENSION PLAN

The Company maintains a Simplified Employee Pension ("SEP") plan under section 408(k) of the Internal Revenue Code for all eligible employees. Employees are eligible to participate if they are at least 21 years old and have been employed by the Company for at least 90 days. Under the plan, employees may elect to defer up to 12.5% of their salary, subject to Internal Revenue Service limits. The Company matched fifty percent (50%) of 2001 and 2000 contributions by participating eligible employees up to five percent (5%) of their salary, for a maximum matching contribution of 2.5% of salary. The Company's contributions for 2001 and 2000 amounted to $26,282 and $20,847, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company has an unsecured note payable to the majority stockholder. (See Note 5).

NOTE 13 – SEGMENT INFORMATION

Based on the criteria set forth in SFAS No. 131 *"Disclosures about Segments of an Enterprise and Related Information"*, the Company operates two business segments. One segment is a marketing and service division, which sells automatic number identification ("ANI") telecommunications services to the cable television industry. The other business segment functions as a communications solution provider and networker integrator. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

Summarized financial information by reporting segment as of and for each of the years ended December 31, 2001 and 2000, is as follows:

Year Ended December 31, 2001	ANI Services	Hardware Sales/Service	Total
Revenues	$ 5,204,182	$ 1,421,576	$ 6,625,758
Depreciation and amortization	296,309	87,201	383,510
Operating income (loss)	1,632,745	(222,200)	1,410,545
Assets	2,599,736	1,686,624	4,286,360
Capital expenditures	119,023	47,347	166,370
Year Ended December 31, 2000			
Revenues	$ 4,941,575	$ -	$ 4,941,575
Depreciation and amortization	385,409	-	385,409
Operating income	1,367,440	-	1,367,440
Assets	3,619,310	-	3,619,310
Capital expenditures	35,164	-	35,164

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Accrued Expenses and Notes Payable

The carrying amount approximates fair market value because of the short maturity of those instruments

Accrued Interest

The Company estimates that the carrying amount approximates fair market value because the interest rate floats with market interest rates.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

The Company has received notice from a cable operating company customer asserting its right to be indemnified against claims of patent infringement made against the cable operator by a third party. The third party has alleged to the cable operator that portions of the cable operator's pay-per-view operations infringe one or more patents held by such party. The Company has not received any notice of alleged infringement from the third party. The Company has retained independent patent counsel to review the third party patents and the alleged infringement. The Company is unable at this time to determine if it has liability under the indemnity provisions of the contracts with the cable operator or the amount of such liability if it exists.

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